SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

          AMERICAN INTERNATIONAL PETROLEUM CORPORATION
                         (Name of Issuer)

             Common Stock, par value $0.08 per share
                 (Title of Class of Securities)

                           026909-20-0
                         (CUSIP Number)

                        September 1, 1999

     (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Name of Reporting Person          Infinity Investors Limited

     I.R.S. Identification
     No. of Above Person (entities only)                      N/A
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group (see instructions)                (b)  [X]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization     Nevis, West Indies
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                770,735
-----------------------------------------------------------------
                    (6)  Shared Voting Power                    0
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power           770,735

-----------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                           1,285,194
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                     [ ]
     Row (9) Excludes Certain Shares (see instructions)
-----------------------------------------------------------------
(11) Percent of Class Represented by                         1.7%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person (see instructions)               CO
-----------------------------------------------------------------

(1)  Name of Reporting Person                IEO Holdings Limited

     I.R.S. Identification
     No. of Above Person (entities only)                      N/A
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group (see instructions)                (b)  [X]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization     Nevis, West Indies
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                191,053
-----------------------------------------------------------------
                    (6)  Shared Voting Power                    0
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power           191,053
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                           1,285,194
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                    [  ]
     Row (9) Excludes Certain Shares (see instructions)
-----------------------------------------------------------------
(11) Percent of Class Represented by                         1.7%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person (see instructions)               CO
-----------------------------------------------------------------

(1)  Name of Reporting Person             Glacier Capital Limited

     I.R.S. Identification
     No. of Above Person (entities only)                      N/A
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group (see instructions)                (b)  [X]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization     Nevis, West Indies
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                162,104
-----------------------------------------------------------------
                    (6)  Shared Voting Power                    0
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power           162,104
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                1,285,194
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                     [ ]
     Row (9) Excludes Certain Shares (see instructions)
-----------------------------------------------------------------
(11) Percent of Class Represented by                         1.7%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person (see instructions)               CO
-----------------------------------------------------------------

 (1) Name of Reporting Person              Summit Capital Limited

     I.R.S. Identification
     No. of Above Person (entities only)                      N/A
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group (see instructions)                (b)  [x]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization      Nevis, West Indies
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                164,003
-----------------------------------------------------------------
                    (6)  Shared Voting Power                    0
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power           164,003
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                1,285,194
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                    [  ]
     Row (9) Excludes Certain Shares (see instructions)
-----------------------------------------------------------------
(11) Percent of Class Represented by                         1.7%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person (see instructions)               CO
-----------------------------------------------------------------

Item 1(a) Name of Issuer:

          NOT AMENDED.

Item 1(b) Address of Issuer's Principal Executive offices:

          NOT AMENDED.

Item 2(a) Name of Person Filing:

          The response to Item 2(a) is hereby amended and restated, in its entirety, to read as follows:

          Pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement on Schedule 13G is filed jointly by Infinity Investors Limited ("Infinity"), IEO Holdings, Limited ("IEO"), Glacier Capital Limited ("Glacier"), and Summit Capital Limited ("Summit"). Infinity, IEO, Glacier and Summit are collectively referred to herein as the "Reporting Persons." This Statement amends and supplements the Statement on Schedule 13G originally filed by the Reporting Person on May 1, 1998, as amended by that Amendment No. 1 to Schedule 13G filed by the Reporting Person on February 16, 1999. The Reporting Persons include as Appendix A to their original Statement on
          Schedule 13G an agreement in writing that this Statement is filed on behalf of each of them.

          Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HW Partners, L.P. ("HW Partners"), HW Finance, L.L.C. ("HW Finance"), HW Capital, L.P. ("HW Capital"), HW Capital GP, L.L.C. ("HW Capital LLC"), Infinity Emerging Opportunities Limited ("Emerging"), Lion Capital Partners, L.P. ("Lion"), Mountain Capital Management, L.L.C. ("Mountain"), Sandera Partners, L.P. ("Sandera"), Sandera Capital Management, L.P. ("S.C.M."), Sandera Capital, L.L.C. ("Capital"), John A. (Pete) Bricker, Jr. ("Bricker"), Randall Fojtasek ("Fojtasek"), J. R. Holland, Jr. ("Holland"), Clark K. Hunt ("Hunt"), Mark
          E. Schwarz ("Schwarz") and Barrett Wissman ("Wissman").

          Bricker, Fojtasek, Holland, Hunt, Schwarz and Wissman are U.S. citizens and residents of the State of Texas.

Item 2(b) Address of Principal Business Office or, if none,
          Residence:

          The response to Item 2(b) is hereby amended and restated, in its entirety, to read as follows:

          The principal address of each of Infinity, IEO, Summit, Glacier and Emerging is Hunkins Waterfront Plaza, Main Street, P. O. Box 556, CharlesTown, Nevis, West Indies. The principal address of the other entities set forth herein is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

Item 3.   NOT AMENDED.

Item 4.   Ownership:

          The response to Item 4 is hereby amended and restated, in its entirety, to read as follows:

Infinity
--------

     (a)  Amount Beneficially Owned: 770,735

     (b)  Percent of Class: 1%

     (c)  Number of Shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 770,735

          (ii)  shared power to vote or to direct the vote:  0

          (iii) sole power to dispose or to direct the disposition of: 770,735

          (iv) shared power to dispose or to direct the disposition of: 0

          No single shareholder has a controlling interest in Infinity.

          HW Partners is a Texas Limited Partnership, the principal business of which is acting as advisor to Infinity and activities related thereto.

          HW Finance is a Delaware limited liability company, the principal business of which is serving as the general partner of HW Partners and activities related thereto.
          Wissman is the Manager of HW Finance.

          The principal occupation of Wissman is financial management.

IEO
---

     (a)  Amount Beneficially Owned: 191,053

     (b)  Percent of Class: Less than one percent (1%)

     (c)  Number of Shares as to which such person has:

          (i)    sole power to vote or to direct the vote: 191,053

          (ii)   shared power to vote or to direct the vote: 0

          (iii)  sole power to dispose or to direct the
                  disposition of: 191,053

          (iv) shared power to dispose or to direct the disposition of: 0

          IEO is 100% owned by Emerging. Emerging is a Nevis, West Indies corporation, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

          HW Capital is a Texas limited partnership, the principal business of which is acting as an advisor to IEO, Glacier and Summit and activities related thereto.

          HW Capital LLC is a Texas limited liability company, the principal business of which is serving as the general partner of HW Capital and activities related thereto. Hunt and Wissman are the Managers of HW Capital LLC.

Glacier
-------

     (a)  Amount Beneficially Owned: 162,104
     (b)  Percent of Class: Less than one percent (1%)

     (c)  Number of Shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 162,104

          (ii)  shared power to vote or to direct the vote: 0

          (iii) sole power to dispose or to direct the disposition of: 162,104

          (iv) shared power to dispose or to direct the disposition of: 0

          Glacier is a Nevis, West Indies corporation that is 100% owned by Lion. Its principal business is the purchase, sale, exchange, acquisition and holding of investment securities. The directors of Glacier Capital Limited are James A. Loughran and Cofides S.A.

          Lion is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

          Mountain is a Texas limited liability company, the principal business of which is serving as the general partner of Lion and activities related thereto. Hunt, Wissman and Fojtasek are the Managers of Mountain.

          HW Capital is a Texas limited partnership, the principal business of which is acting as an advisor to IEO, Glacier and Summit and activities related thereto.

          HW Capital LLC is a Texas limited liability company, the principal business of which is serving as the general partner of HW Capital and activities related thereto. Hunt and Wissman are the Managers of HW Capital LLC.


Summit
------

     (a)  Amount Beneficially Owned: 164,003

     (b)  Percent of Class:  Less than one percent (1%)

     (c)  Number of Shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 164,003

          (ii)  shared power to vote or to direct the vote: 0

          (iii) sole power to dispose or to direct the disposition of: 164,003

          (iv) shared power to dispose or to direct the disposition of: 0

     Summit is a Nevis, West Indies corporation that is 100% owned by Sandera. Its principal business is the purchase, sale, exchange, acquisition and holding of investment securities. The directors of Summit Capital Limited are Cofides S.A. and James A. Loughran.

     Sandera is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

     SCM is a Texas limited partnership, the principal business of which is serving as the general partner of Sandera and activities related thereto.

     Capital is a Texas limited liability company, the principal business of which is serving as the general partner of SCM and activities related thereto. Bricker, C. Hunt and Schwarz are the Managers of Capital; and Bricker (President) and C. Hunt (Vice President and Secretary) are its principal officers.

     HW Capital owns 100% of Capital. HW Capital is a Texas limited partnership, the principal business of which is acting as an advisor to IEO, Glacier and Summit and activities related thereto.

     HW Capital LLC is a Texas limited liability company, the principal business of which is serving as the general partner of HW Capital and activities related thereto. Hunt and Wissman are the Managers of HW Capital LLC.

Item 5.   Ownership of 5 Percent of Less or a Class:
------
          The response to Item 5 is hereby amended and restated, in its entirety, to read as follows:

          If this statement is being filed to report the
          fact that as of the date hereof the reporting person
          has ceased to be the beneficial owner of more than 5
          percent of the class of securities, check the
          following:          [X]

Item 6.   Ownership of More than 5% on Behalf of Another Person:

          NOT AMENDED.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company:

          NOT AMENDED.

Item 8.   Identification and Classification of Members of the
          Group:

          NOT AMENDED.

Item 10.  Certifications:

     By signing below, the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Date: November 2, 1999

                         Infinity Investors Limited


                         By: /s/ J.A. LOUGHRAN
                            --------------------------------
                         Name:   J.A. Loughran
                              ------------------------------
                         Title:   Director
                               -----------------------------


                         IEO Holdings Limited


                         By:  /s/ J.E. MARTIN
                            -------------------------------
                         Name:  J.E. Martin
                              -----------------------------
                         Title:    Director
                               ----------------------------

                         Glacier Capital Limited



                         By:     /s/ J.A. LOUGHRAN
                            -------------------------------
                         Name:     J.A. Loughran
                              -----------------------------
                         Title:    Director
                               ----------------------------


                         Summit Capital Limited


                         By:    /s/ J.A. LOUGHRAN
                            -------------------------------
                         Name:    J.A. Loughran
                              -----------------------------
                         Title:    Director
                               ----------------------------


            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (see 18 U.S.C. 1001)